

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Michelle Kley
Executive Vice President, General Counsel and Secretary
Virgin Galactic Holdings, Inc
166 North Roadrunner Parkway, Suite 1C
Las Cruces, New Mexico 88011

> **Re: Virgin Galactic Holdings, Inc**
> **Registration Statement on Form S-3**
> **Filed May 28, 2021**
> **File No. 333-256607**

Dear Ms. Kley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. It appears that you are seeking to register the issuance of shares of common stock underlying 2,666,667 warrants issued to investors in a private placement in connection with the closing of your initial public offering. Please provide your analysis as to why you believe you are eligible to register the issuance of the underlying common shares to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of these underlying securities. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 239.15 and 103.04.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Barberena-Meissner at (202) 551-6548 or Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Drew Capurro, Esq.